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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2006

IMPERIAL TOBACCO GROUP PLC

(Translation of registrant’s name into English)

Upton Road, Bristol BS99 7UJ, England

(Address of principle executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F
☒	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No
☐	☒

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERIAL TOBACCO GROUP PLC
(Registrant)

Date	February 2, 2006	By	/s/ Trevor Williams
Trevor Williams
Deputy Company Secretary

Attached to this 6-K are the following items:

Exhibit

99.1	Transaction in Own Shares — January 3, 2006
99.2	Transaction in Own Shares — January 4 2006
99.3	Transaction in Own Shares — January 5, 2006
99.4	Transaction in Own Shares — January 6, 2006
99.5	Transaction in Own Shares — January 10, 2006
99.6	Transaction in Own Shares — January 11, 2006
99.7	Director/PDMR Shareholding — January 12, 2006
99.8	Transaction in Own Shares — January 12, 2006
99.9	Transaction in Own Shares — January 18, 2006
99.10	Notice of Results — January 19, 2006
99.11	Transaction in Own Shares — January 19, 2006
99.12	Transaction in Own Shares — January 23, 2006
99.13	Transaction in Own Shares — January 24, 2006
99.14	Transaction in Own Shares — January 25, 2006
99.15	Transaction in Own Shares — January 26, 2006
99.16	Transaction in Own Shares — January 27, 2006
99.17	Director/PDMR Shareholding — January 30, 2006
99.18	AGM Statement — January 31, 2006